Exhibit 99.(a)(2)

August 26, 2008

Dear Employee:

ValueClick, Inc. (the “Company”) is conducting a stock option repurchase program.  This is a voluntary program for all eligible employees who have outstanding vested and unvested options to purchase shares of common stock of the Company at an exercise price equal to or above $25.66 per share that were granted during 2007 under our 2002 Stock Incentive Plan (“eligible options”).  You may elect to sell all of your eligible options for a cash payment in the range of $0.82 to $1.23 per option that will be paid as soon as practicable following the expiration date of this offer.

The accompanying documents describe this stock option repurchase program in detail, including possible benefits and risks of this program.  As this offering is subject to the federal securities laws, the accompanying materials are quite detailed.  Please take the time to review these documents and consider your decision carefully.

We are conducting the offer to provide you with an alternative means of realizing value from your existing equity awards and to provide the Company with additional shares for making future equity awards.  We make no recommendations as to whether you should participate in the option repurchase program, and recommend that you consult with your own advisors regarding your decision.

If you decide to participate in the program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 11:59 P.M., PACIFIC DAYLIGHT TIME, ON Tuesday, September 24, 2008 (or, if we extend the offer period, we will specify a later date).

If you have any questions about this offer or the attached documents, please contact Michael Chandler by phone at (818) 575-4773 or by email at mchandler@valueclick.com.

Sincerely,

/s/ TOM VADNAIS
Tom Vadnais
Chief Executive Officer